TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                           Nathan Abler (investors, analysts, media)
011-525-55-629-8729                                                      714-742-4180
carlos.aguilarm@tmm.com.mx                                         nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2020 FIRST-QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2020 First-Quarter Financial Results Include:

o	Consolidated Income of $358.9 million.
o	Free Cash Flow of $467.0 million.
o	No Net Debt; Total Debt is lower than the Free Cash Flow.
o	Stockholders’ Equity of $2,435.8 million.
o	Financial Debt of 10.9 percent from Stockholders’ Equity.

(Mexico City, July 2, 2020) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the first quarter.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, "The slowdown of the economy in Mexico and the world during 2019 and the first months of this year, which were mainly due to the downturn in oil prices, coupled with the declaration of a health emergency by the Federal Government in Mexico and suspension of non-essential activities due to COVID-19, have affected the entire transportation and logistics industry, in addition to creating uncertainty in the financial markets; The Company has found alternative strategies to reduce the potential impact as much as possible, while trying to maintain productivity levels in the main segments of its Maritime, Ports and Terminals divisions, as well as Warehousing Services.”
In the same way, the Company reaffirms its social responsibility with its human capital, it has also implemented all the necessary measures to avoid spreading of the Coronavirus (COVID-19) to its collaborators, both on-board personnel, local operating personnel, as well as administrative and management personnel.
Grupo TMM’s solid financial position, with excellent cash/debt management, has resulted in significant liquidity, combined with the measures it is taking to improve its structure, diversify clients, reduce costs and invest in modern technological systems, both operational and administrative, as well as an unbeatable holding of strategic assets, has enabled it to complete new projects and make investments and alliances with renowned companies.  In the short and medium-term these investments and alliances will generate new income with high profitability to benefit shareholders and collaborators.
With this strategy, Grupo TMM is investing in Mexico to continue to provide the best integrated transportation, logistics, warehousing and distribution services, which will result in significant profits for the company and benefits for the country.”

FIRST-QUARTER 2020 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019. All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues for the first quarter of 2020 were $358.9 million, compared to $362.7 million reported in the same period of 2019, as a result of the effect in each business division by the low oil prices and health emergency due to COVID-19, partially offset by the Company’s client diversification strategy.
Consolidated operating income in the first quarter of 2020 was $15.7 million, compared to $28.8 million loss in the same period 2019.
Non-recurrent operations in the 2020 first quarter were income of $43.4 million, compared to $10.6 million expenses in the same period of 2019.
Consolidated EBITDA in the first quarter 2020 was $58.9 million compared to $1.1 million reported in the same period of 2019.
Maritime revenues in the first quarter of 2020 were $205.6 million compared to $207.0 million in the same period last year, mainly due to the disincorporation of the Tugboats business, the reduction in the Shipyard segment of attended vessels due to the contraction in the oil industry, as well as lower volume of steel transported in Bulk Carriers; partially offset by increased income in the Offshore segment and a larger volume transported by Parcel Tankers.
Maritime operating income for the first quarter of 2020 was $6.8 million, compared to $14.9 million in the same period last year, mainly attributable to a lower margin in the mix of works in the Shipyard segment and the disincorporation of the Tugboats business; partially offset by a better margin in calls in the Bulk Carrier business due to costs efficiency, as well as an increase in productivity in the Offshore segment and Parcel Tankers.
Maritime EBITDA in the first quarter of 2020 was $19.1 million compared to $29.6 million reported in the same period last year; EBITDA margin was 9.3 percent.
Ports and Terminals revenues were $112.6 million in the first quarter of 2020 compared to $113.7 million in the same period last year, mainly due to a reduction of operations in the Maintenance and Repair of Containers segment because of decreased export activity, as well as the decrease of cruises attended and  freighted cars in API Acapulco, due to the decrease of calls in Mexican ports and the contraction in automotive industry exports; partially offset by a larger volume of gravel maneuvered and a larger volume of operations in the Intermodal Terminal at Aguascalientes.
Ports and Terminals operating income in the first quarter of 2020 was $18.4 million compared to $18.6 million in the same period of 2019, mainly attributable to a significative decrease in calls of cruises and freighted cars in API Acapulco, as well as the result in the Maintenance and Repair of Containers segment by the decrease of the export activity; partially offset by a larger volume maneuvered in Tuxpan.
Ports and Terminals EBITDA was $28.9 million in the 2020 first quarter, compared to $23.5 million reported in the same period last year; EBITDA margin was 25.6 percent.
Warehousing Services revenue continued performing well, reporting $40.6 million in the first quarter of 2020, nearly the same level as the first quarter of 2019 which recorded $41.9 million.

DEBT
As of March 31, 2020, Grupo TMM has no net debt and has more free cash than total debt.  It should be noted that at the end of the first quarter of 2020, Short-Term Debt was $144.0 million and free cash was $467.0 million.
                                                                                          Total Debt*
– Millions of Mexican Pesos –
	As of 03/31/20	As of 12/31/19
Short-Term Debt	$144.0	$139.2
Long-Term Debt	122.7	118.7
Total Debt	$266.7	$257.9
Cash	467.0	512.8
Net Debt	$0.00	$0.00

Short-Term Leases	$38.8	$ 60.6
Long-Term Leases	53.8	526.8
Leases IFRS 16	$92.6	$587.4

Stockholders’ Equity	$2,435.8	$2,422.8
Book value per share	$23.84	$23.71

*Book Value
Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	March 31, 30,	December 31,
	2020	2019

Current assets:
Cash and cash equivalents	467.0	512.8
Accounts receivable
Accounts receivable – Net	544.5	507.4
Other accounts receivable	485.4	421.8
Prepaid expenses and others current assets	79.3	83.7
Total current assets	1,576.3	1,525.6
Property, machinery and equipment	2,613.4	2,629.3
Cumulative Depreciation	(338.7)	(345.8)
Property, machinery and equipment – Net	2,274.7	2,283.5
Rights of use	86.2	560.1
Other assets	191.2	194.6
Total assets	4,128.4	4,563.8

Current liabilities:
Bank loans and current maturities of long-term liabilities	144.0	139.2
Leases short-term	38.8	60.6
Suppliers	227.6	262.2
Other accounts payable and accrued expenses	738.7	587.1
Total current liabilities	1,149.2	1,049.0
Long-term liabilities:
Bank loans	122.7	118.7
Leases long-term	53.8	526.8
Deferred taxes	171.9	248.2
Other long-term liabilities	195.1	198.2
Total long-term liabilities	543.4	1,092.0
Total liabilities	1,692.6	2,141.0
Total stockholders´ equity	2,435.8	2,422.8
Total liabilities and stockholders´ equity	4,128.4	4,563..8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended
	March 31,
	2020	2019

Maritime	205.6	207.0
Ports and Terminals	112.6	113.7
Warehousing Services	40.6	41.9
Revenue from freight and services	358.9	362.7
Maritime	(186.4)	(177.4)
Ports and Terminals	(83.7)	(90.2)
Warehousing Services	(30.8)	(42.0)
Corporate and others	(0.1)	(0.1)
Cost of freight and services	(301.1)	(309.8)
Maritime	(12.3)	(14.7)
Ports and Terminals	(10.4)	(4.9)
Warehousing Services	(10.3)	(0.2)
Corporate and others	(10.2)	(10.1)
Depreciation and amortization	(43.3)	(29.9)
Corporate expenses	(42.1)	(41.2)
Maritime	6.8	14.9
Ports and Terminals	18.4	18.6
Warehousing Services	(0.5)	(0.3)
Corporate and others	(10.3)	(10.2)
Other income (expenses) - Net	43.4	(10.6)
Operating gain (loss)	15.7	(28.8)
Financial (expenses) income - Net	(9.2)	(18.0)
Leases financial expenses	(14.9)	(13.8)
Exchange gain (loss) - Net	(42.5)	12.1
Net financial cost	(66.6)	(19.6)
Loss before taxes	(51.0)	(48.4)
Benefit (provision) for taxes	64.0	(0.5)
Net gain (loss) for the period	13.0	(49.0)

Attributable to:
Minority interest	(0.7)	1.3
Equity holders of GTMM, S.A.B.	13.7	(50.3)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.1	(0.5)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.1	(0.5)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended
	March 31,
	2020	2019

Cash flow from operation activities:
Net income (loss) for the period	13.0	(49.0)
Charges (credits) to income not affecting resources:
Depreciation & amortization	43.4	29.9
Deferred taxes	(76.3)	-
Other non-cash items	30.9	24.4
Total non-cash items	(2.0)	54.3
Changes in assets & liabilities	(54.0)	16.0
Total adjustments	(56.0)	70.3
Net cash provided by (used in) operating activities	(43.0)	21.3

Cash flow from investing activities:
Proceeds from sales of assets	4.1	77.8
Payments for purchases of assets	(6.2)	(7.9)
Net cash (used in) provided by investment activities	(2.1)	69.9

Cash flow provided by financing activities:
Short-term borrowings (net)	(28.1)	(20.0)
Repayment of leases	(33.6)	(14.7)
Repayment of long-term debt	(15.4)	(16.5)
Net cash used in financing activities	(77.1)	(51.2)
Exchange effect on cash	76.4	(3.5)
Net increase (decrease) in cash	(45.8)	36.6
Cash at beginning of period	512.8	318.2
Cash at end of period	467.0	354.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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